Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-126066, 333-132749 and 333-138715 on Form S-8 of our reports dated March 14, 2007 relating to the consolidated financial statements and financial statement schedule of Lincoln Educational Services Corporation (which report expressed an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of FASB Statement No. 158,“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”), and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Lincoln Educational Services Corporation for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
March 14, 2007